FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          DECEMBER 2004

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
--------------------------------------------------------------------------------
             (Exact Name of Registrant, as Specified in its Charter)

          16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]              Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________


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                                TABLE OF CONTENTS

Document 1       News Release dated December 17, 2004

Document 2       Material Change Report dated December 21, 2004

                                                                      DOCUMENT 1

                            PRIVATE PLACEMENT CLOSES

VANCOUVER, BRITISH COLUMBIA, DECEMBER 17, 2004 - AMADOR GOLD CORP (TSX-V:AGX) is pleased to announce that it has closed its private placement consisting of 500,000 units at a price of $0.40 per unit, for aggregate proceeds of $200,000. Each unit consists of two (2) flow-through shares, one (1) non-flow-through-share and three (3) non-transferable warrants. Each Warrant entitles the holder to purchase one (1) additional common share at a price of $0.14 for a period of (2) two years. The shares are subject to a hold period expiring on April 9, 2005.

The flow-through proceeds from the financing will be used to carry out approximately 52 line km of magnetometer and Pole-Dipole Spectral IP (Induced Polarization) geophysical surveys over the eastern portion of Amador's KPM Property located 60 kilometers west of Kenora, Ontario and 14 kilometers south of the Trans Canada Highway. The purpose of the work will be to discover additional gold targets and to locate and delineate extensions to known gold mineralization on the property in order to define drill targets. The non-flow-through proceeds are being used for working capital.

AMADOR GOLD CORP. is a growing junior exploration company with extensive mineral holdings in the historic Shoal Lake gold camp, Ontario ("KPM Property") and has recently acquired options on two separate mineral properties in the Red Lake Gold District, Ontario. The KPM Property is considered to be a key asset of Amador covering three past-producing mines as well as a number of high priority gold targets located along the highly prospective southwest contact margin between the Archean volcanic assemblage and the Canoe Lake Quartz Diorite Stock. Amador is looking to increase the mineral resource at KPM in prelude of an underground exploration program by carrying out 10,000 meters of diamond drilling scheduled to commence in 2004-05.

         AMADOR GOLD CORP.

         /s/ RUPERT L. BULLOCK
         ---------------------
           Rupert L. Bullock,
               President


  The TSX-Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

                                                                      DOCUMENT 2
                                 BC FORM 53-901F
                                 SECURITIES ACT

        MATERIAL CHANGE REPORT UNDER SECTION 85(L) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Every report required to be filed under section 85(l) of the SECURITIES ACT (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure".

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF T14E COMMISSION MARKED "CONFIDENTIAL".

1.       REPORTING ISSUER
         ----------------

         AMADOR GOLD CORP.
         c/o 16493 - 26th Avenue
         Surrey, British Columbia
         V3S 9W9

2.       DATE OF THE MATERIAL CHANGE
         ---------------------------

         December 17, 2004

3.       PRESS RELEASE
         -------------

         Press release faxed to the TSX Venture Exchange and disseminated through Canada NewsWire, Vancouver Stockwatch and Market News. Press release also filed through SEDAR with the TSX Venture Exchange, the British Columbia Securities Commission and the Alberta Securities Commission.

4.       SUMMARY OF MATERIAL CHANGE
         --------------------------

         The Issuer announced the closing of its private placement.

5.       FULL DESCRIPTION OF MATERIAL CHANGE
         -----------------------------------

                            "PRIVATE PLACEMENT CLOSES

         VANCOUVER, BRITISH COLUMBIA, DECEMBER 17, 2004 - AMADOR GOLD CORP (TSX-V:AGX) is pleased to announce that it has closed its private placement consisting of 500,000 units at a price of $0.40 per unit, for aggregate proceeds of $200,000. Each unit consists of two (2) flow-through shares, one (1) non-flow-through-share and three (3) non-transferable warrants. Each Warrant entitles the holder to purchase one (1) additional common share at a price of $0.14 for a period of (2) two years. The shares are subject to a hold period expiring on April 9, 2005.

         The flow-through proceeds from the financing will be used to carry out approximately 52 line km of magnetometer and Pole-Dipole Spectral IP (Induced Polarization) geophysical surveys over the eastern portion of Amador's KPM Property located 60 kilometers west of Kenora, Ontario and 14 kilometers south of the Trans Canada Highway. The purpose of the work will be to discover additional gold targets and to locate and delineate extensions to known gold mineralization on the property in order to define drill targets. The non-flow-through proceeds are being used for working capital.

         AMADOR GOLD CORP. is a growing junior exploration company with extensive mineral holdings in the historic Shoal Lake gold camp, Ontario ("KPM Property") and has recently acquired options on two separate mineral properties in the Red Lake Gold District, Ontario. The KPM Property is considered to be a key asset of Amador covering three past-producing mines as well as a number of high priority gold targets located along the highly prospective southwest contact margin between the Archean volcanic assemblage and the Canoe Lake Quartz Diorite Stock. Amador is looking to increase the mineral resource at KPM in prelude of an underground exploration program by carrying out 10,000 meters of diamond drilling scheduled to commence in 2004-05."

6.       RELIANCE ON SECTION 85(2) OF THE ACT
         ------------------------------------

         Not Applicable

7.       OMITTED INFORMATION
         -------------------

         No information has been omitted from this form.

8.       SENIOR OFFICERS
         ---------------

         The following senior officers of the Issuer may be contacted about the material change:

         Rupert L. Bullock        President                    (604) 536-5357
         Beverly J. Bullock       Corporate Secretary          (604) 536-5357

         STATEMENT OF SENIOR OFFICER
         ---------------------------

         The foregoing accurately discloses the material change referred to herein.

         DATED at Surrey, British Columbia this 21st day of December, 2004.

                               /s/ Beverly J. Bullock
                               ----------------------
                               Beverly J. Bullock,
                               Corporate Secretary

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  AMADOR GOLD CORP.
                                  (Registrant)


Date:    December 22, 2004        BY:  /S/ BEVERLY J. BULLOCK
                                  ---------------------------------------
                                  Beverly J. Bullock, Corporate Secretary